SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA – COPEL
Corporate Taxpayer ID (CNPJ/ME) 76.483.817/0001-20 - Company Registry (NIRE)

41300036535 - CVM Registration

B3 (CPLE3, CPLE5, CPLE6, CPLE11)

NYSE (ELP)

LATIBEX (XCOP, XCOPO, XCOPU)

Greenshoe Option of the Public Offering of Distribution of Shares

COPEL (“Company”), a company that generates, transmits, distributes and trades energy, in compliance with the provisions of article 157, paragraph 4, of Law No. 6,404, of December 15, 1976, as amended (“Law of S.A.”), and in the Securities Commission (“CVM”) Resolution no. 44, of August 23, 2021, informs its shareholders and the market in general, in continuity with Material Facts no. 06/22, 07/22, 10/22, 07/23, 08/23, 12/23, 13/23, 14/23 and 15/23 and Notices to the Market no. 01/23, 09/23 and 16/23, the exercise of 72,821,650 (seventy-two million, eight hundred and twenty-one thousand, six hundred and fifty) Shares of the supplementary lot (“greenshoe”), of which 16,370,841 (sixteen million, three hundred and seventy thousand, eight hundred and forty-one) primary shares issued by the Company and 56,450,809 (fifty-six million, four hundred and fifty thousand, eight hundred and nine) secondary shares sold by the Selling Shareholder, due to the partial execution, by the Stabilizing Agent, of the option granted to it by the Company and by the Selling Shareholder , pursuant to article 51 of CVM Resolution 160.

Thus, the total public offer for distribution, consisting of a base and supplementary offer, of which (i) primary of 246,256,841 (two hundred and forty-six million, two hundred and fifty-six thousand, eight hundred and forty-one) common shares issued by the Company (“Shares”); and (ii) secondary of 375,735,809 (three hundred and seventy-five million, seven hundred and thirty-five thousand, eight hundred and nine) Shares owned by the State of Paraná (“Selling Shareholder” and “Offer”, respectively), had the price per share of BRL 8.25 (eight reais and twenty and five cents), making a total amount of BRL 5,131,439,362.50 (five billion, one hundred and thirty-one million, four hundred and thirty-nine thousand, three hundred and sixty-two reais).

The Offering was carried out in Brazil in a cooperative manner, in the capacity of financial institutions, of Banco BTG Pactual S.A., Banco Itaú BBA S.A. (“Agente Stabilizador”), Banco Bradesco BBI S.A., Banco Morgan Stanley S.A. and UBS Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. Simultaneously, within the scope of the Offer, efforts were made to place the Shares abroad by BTG Pactual US Capital, LLC, by Itau BBA USA Securities, Inc., by Bradesco Securities, Inc., by Morgan Stanley & Co. LLC and UBS Securities LLC.

Curitiba, September 06, 2023.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or +55 41 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date September 6, 2023

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.